1st Franklin Financial Corporation
May 13, 2026
Via EDGAR
Robert Arzonetti
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:    1st Franklin Financial Corporation
Registration Statement on Form S-1
File No. 333-295692

Dear Mr. Arzonetti:
    In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, 1st Franklin Financial Corporation (the “Company”) hereby requests that the effective time and date of the Company’s Registration Statement on Form S-1 (File No. 333-295692) (the “Registration Statement”) be accelerated to 9:00 a.m., Eastern time, on May 14, 2026 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Mark L. Hanson of Jones Day, at (404) 581-8573.
    Please contact Mark L. Hanson at Jones Day at (404) 581-8573 if you have any questions concerning the foregoing. Thank you for your attention to this matter.
Very truly yours,
1st Franklin Financial Corporation
/s/ Jenna C. Hood
By: Jenna C. Hood
Title: Executive Vice President and Chief Financial Officer